Exhibit 1.01

Conflict Minerals Report

I.	Introduction

The Toro Company (“TTC”) has included this Conflict Minerals Report as an exhibit to its Form SD as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (the “Conflict Minerals Rule”).

As used herein, Conflict Minerals, or 3TG, are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin, and tungsten, without regard to their location of origin, as provided for in the Conflict Minerals Rule.

TTC followed the criteria set forth in the Organization for Economic Co-operation and Development’s (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as supplemented by the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (collectively, the “OECD Guidance”) to establish its company management systems, to conduct its reasonable country of origin inquiry (“RCOI”) and for its due diligence measures relating to 3TG, as discussed below.

II.	Company Management Systems

A.	Conflict Minerals Policy

TTC has a Conflict Minerals Policy that is communicated to our direct suppliers and available under the Product Safety and Sustainability page of our website at www.thetorocompany.com/ConflictMineralsPolicy .

Our policy confirms that TTC is committed to complying with the Conflict Minerals Rule and expect our suppliers to support us in meeting our 3TG reporting obligations and to establish their own Conflict Minerals programs consistent with the OECD Guidance. Suppliers who do not comply with the expectations and requirements set forth in our policy may be reviewed and evaluated accordingly for future business and sourcing decisions.

TTC does not seek to embargo the sourcing of 3TG from the Democratic Republic of the Congo (“DRC”) region, nor does it expect its suppliers to do so.

B.	Internal Management Team

TTC created a team of senior staff under the Vice President and Chief Financial Officer, Vice President of Global Operations, and Vice President, Human Resources, and General Counsel responsible for oversight of TTC’s Conflict Minerals compliance strategy. The following functional areas were represented on the working group: Finance, Legal, Information Technology and Sourcing. Relevant internal personnel was educated on the Conflict Minerals Rule, the OECD Guidance, TTC’s compliance plan and reviewing and validating supplier responses to TTC inquiries.

We report the findings of our supply chain risk assessment to our internal management team.

C.	Control Systems

TTC is a member of the Responsible Minerals Initiative (“RMI”).

D.	Supplier Engagement

TTC’s Supplier Terms of Commerce reflects our expectations regarding our suppliers’ efforts to support us in meeting our 3TG reporting obligations and address risks associated with 3TG sourcing. We furnished to our suppliers the Conflict Minerals Reporting Template (“CMRT”) developed by the RMI and a link to the related training materials. TTC utilized the CMRTs returned to us by our suppliers to identify smelters and refiners in our supply chain.

E.	Records Management

TTC maintains records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, per TTC’s applicable record retention policies, which provides for retention of at least five years.

F.	Grievance Mechanism

TTC has a mechanism for employees, suppliers and other interested parties to report violations of its Conflict Minerals Policy either through a hotline or confidential web form. The contact information for the grievance mechanism is contained in our publicly available Conflict Minerals Policy at www.thetorocompany.com/ConflictMineralsPolicy .

G.	Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

In connection with its due diligence, TTC utilized information made available to RMI members concerning independent third-party audits of smelters and refiners. TTC supports the development and implementation of independent third-party audits of smelters and refiners through its membership in the RMI.

H.	Report on Supply Chain Due Diligence

TTC filed a Form SD and this Conflict Minerals Report with the Securities and Exchange Commission and the filing is available under the Product Safety and Sustainability page of our website www.thetorocompany.com/ConflictMineralsReport .

III.	Reasonable Country of Origin Inquiry

A.	In-Scope Suppliers

TTC personnel determined which of its products were in-scope for purposes of the Conflict Minerals Rule through product specifications, bills of material, supplier inquiries and other information known to TTC. We determined which suppliers were “high-risk” based on the likelihood of suppliers’ components containing 3TG and based on the suppliers’ relationship status with TTC.

B.	Request for Information

TTC utilized the CMRT developed by the RMI to identify smelters and refiners in its supply chain. We distributed the CMRT to our in-scope suppliers by email. In the communication accompanying the CMRT, TTC communicated its expectations that the CMRT be completed and returned to TTC for review. We followed up by email or phone with suppliers that TTC deemed “high-risk” who did not submit a CMRT within the specified timeframe.

C.	Survey Responses

TTC personnel reviewed the completed CMRTs and other responses received from suppliers. We followed up by email or phone with TTC’s “high risk” suppliers that did not fully complete the CMRT or provided a non-conforming written response, requesting them to submit a revised CMRT.

D.	Risk Assessment

Based on the information furnished by our suppliers and other information known to TTC, we assessed the risks of adverse impacts. To the extent that a completed CMRT contained smelter or refiner information, TTC reviewed this information against an internally developed “red flags” list and the list of eligible smelters and refiners contained in the RMI member smelter database. To the extent that an eligible smelter or refiner identified by a supplier was not certified as conformant or active by the RMI, TTC consulted publicly available information to attempt to determine whether that smelter or refiner obtained 3TG from sources that directly or indirectly financed or benefitted armed groups (as defined in the Conflict Minerals Rule) in the Democratic Republic of the Congo or an adjoining country.

If a supplier did not complete a template or did not otherwise provide a written response, submitted an incomplete template or submitted a template believed to contain errors or inaccuracies, the origin of the applicable 3TG contained in the products covered by the response was treated as “unknown origin.” If a supplier provided a company-level declaration not specific to TTC’s products, did not identify a smelter or refiner or an eligible smelter or refiner was not certified as conformant or active by the RMI, the origin of the applicable 3TG contained in the products covered by the response was treated as “unknown origin.”

TTC’s Conflict Minerals Compliance Team reported the findings of its supply chain risk assessment to TTC’s Vice President and Chief Financial Officer, Vice President of Global Operations, and Vice President, Human Resources, and General Counsel.

TTC has adopted and implemented a risk management plan to respond to identified risks that includes recommending to Sourcing that suppliers receive point demerits on their Supplier Performance Evaluation (“SPE”) scorecard for not responding to our request to submit a CMRT within the specified timeframe or submitting an incomplete template or template containing numerous errors or inaccuracies.

IV.	Design of Due Diligence Framework

TTC followed the criteria set forth in the OECD Guidance to conduct its due diligence measures relating to 3TG.

V.	Due Diligence Measures

The due diligence measures performed by TTC include comparing the smelter and refiner information received from our suppliers against the smelter database information available to RMI members to identify the audit status of smelters and refiners and the countries of origin of the 3TG sourced by conformant smelters and refiners.

VI.	Product Status and Information

For 2020, TTC has concluded that all of the TTC in-scope products in the categories indicated below contained 3TG of unknown origin:

•	professional turf maintenance equipment

•	turf irrigation systems

•	landscaping equipment and lighting

•	agricultural micro-irrigation systems

•	rental and specialty construction equipment

•	residential yard and snow thrower products

•	professional snow and ice management products

•	underground construction products

VII.	Identified Smelters and Refiners

We were unable to determine the origin of at least a portion of the necessary 3TG contained in each of the in-scope products that we manufactured in 2020. However, as part of our reasonable country of origin inquiry, some of our suppliers identified to us smelters and refiners that may have processed the necessary 3TG contained in the in-scope products that we manufactured in 2020, as reflected in the table below. Please see the notes accompanying the table for additional information concerning the data contained in the table. Due to our position in the supply chain, we rely on our suppliers for accurate smelter and refiner information and our due diligence measures do not provide absolute certainty regarding the source of the necessary 3TG contained in the in-scope products that we manufacture.

Smelter and Refiner and Country of Origin Information1

	Conformant (238)					Active (24)	Other (172)
	Non-DRC Region Sourced	DRC Region Sourced	R/S	Low Risk Country Sourced	High Risk Country Sourced
Gold	7	2	54	10	2	7	94
Tantalum	8	26	11	29	19	0	7
Tin	24	8	29	24	5	11	64
Tungsten	10	10	15	8	4	6	7

[1]	We note the following in connection with the information contained in the foregoing table:
(a)

The smelters and refiners reflected in the table were identified by our suppliers as potentially being part of our supply chain. However, not all of the included smelters and refiners are believed by us to have processed the necessary 3TG contained in the in-scope products that we manufacture, since the large majority of our suppliers reported to us at a “company level” the 3TG contained in all of their products, not just those in the products that they sold to us. Some suppliers may have reported to us smelters and refiners that were not in their supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. In addition, the smelters and refiners reflected above may not be all of the smelters and refiners in our supply chain, since many suppliers were unable to identify all of the smelters and refiners used to process the necessary 3TG content contained in the in-scope products that we manufacture and not all of the suppliers responded to our inquiries.

(b)	All compliance status information in the table is as of April 29, 2021.
(c)	“Conformant” means that an “Eligible” or “Provisionally Eligible” smelter or refiner was audited and found to conform with the Responsible Minerals Assurance Process’ (“RMAP”) assessment protocols.
(d)	“Active” means that an “Eligible” smelter or refiner is engaged in the RMAP but has not yet been found to be conformant.
(e)

“Other” includes those “Eligible,” “Alleged,” and “Group Company” smelters or refiners with an audit status other than Conformant or Active, including “Communication Suspended – Not Interested”, “RMI Due Diligence Review – Unable to Proceed”, “Due Diligence Vetting Process, “In Communication”, “Non Conformant”, “Outreach Required” and “Not Applicable.” TTC, through its membership in the RMI, supports efforts to bring these smelters or refiners into the RMAP audit program.

(f)

“DRC Region” means the DRC and its nine adjoining countries. Origin information was derived from information made available by the RMI to its members. According to this information, some of the Conformant smelters and refiners may have sourced from both within the DRC Region and outside the DRC Region. For these smelters and refiners, we were not able to determine the country of origin of the 3TG specific to our products. Therefore, not all of the country of origin information reflected in the table may apply to the necessary 3TG contained in the in-scope products that we manufactured. If a smelter or refiner sourced from multiple sources, it is included in the table under each applicable category.

(g)	“R/S” means the reported facility processes recycled or scrap material.
(h)

30 countries were identified by smelters and refiners as “low risk” in the data compiled by RMI and provided to its members. 28 countries were identified by smelters and refiners as “high risk” in the data compiled by RMI and provided to its members. Certain countries were identified by some smelters and refiners as “low risk” but disclosed by other smelters and refiners as “high risk.” Based upon the way data is reported to TTC by its suppliers and the manner in which aggregated Country of Origin data is provided by RMI to its members, we are unable to determine whether the 3TG contained in the in-scope products we manufacture originated in low- risk or high-risk countries.

(i)	The compliance status and origin reflected in the table is based solely on information made available by the RMI to its members, without independent verification by us.
(j)	We were not able to determine the country of origin of the 3TG processed by any of the smelters or refiners listed as “Active” or “Other.”

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